444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2022-06

PolyMet Releases Voting Results of Annual Shareholder Meeting

St. Paul, Minn., June 15, 2022 - The board of directors of PolyMet Mining Corp. ("PolyMet" or the "company") TSX: POM; NYSE American: PLM, re-elected Jon Cherry its chairman following the Annual General Meeting of Shareholders in Vancouver, British Columbia, and re-appointed Al Hodnik lead independent director.

In the annual meeting, which also was held virtually at www.virtualshareholdermeeting.com/PLM2022, 85.33% of the eligible shares were represented and all motions put forward by the company were passed.

The number of directors of the company was fixed at seven and the following persons were elected as directors of the company to hold office until the next annual general meeting.  The voting results are shown below:

Director	Votes For	% For	Votes Withheld	% Withheld
Jonathan Cherry	76,522,912	98.14	1,449,795	1.86
David Dreisinger	75,993,745	97.46	1,978,962	2.54
David J. Fermo	77,714,540	99.67	258,167	0.33
Alan R. Hodnik	74,618,090	95.70	3,354,617	4.30
Roberto Huby	76,906,453	98.63	1,066,254	1.37
Stephen Rowland	76,860,872	98.57	1,111,835	1.43
Matthew Rowlinson	77,526,725	99.43	445,982	0.57

Deloitte & Touche LLP was re-appointed as auditors of the company and the board is authorized to fix the remuneration to be paid to the auditors.

Following the meeting, Mr. Cherry gave a presentation on achievements of the past year and goals for the future.  Key achievements include:

  A continuing strong safety and environmental record that included no reportable injuries and complete compliance with the terms of PolyMet's environmental permits;

  Several legal challenges were resolved or significantly narrowed in scope. This includes a ruling in early 2021 by the Minnesota Supreme Court that restored PolyMet's dam safety permits and the reactivation of the air permit in December 2021 by the Minnesota Pollution Control Agency;

  In January 2022, the Court of Appeals affirmed nearly all aspects of the company's water discharge permit. Importantly, the court found that water quality standards of the State of Minnesota and Fond du Lac Band of Lake Superior Chippewa will not be violated as a result of the NorthMet Project. However, the court remanded the permit to the MPCA for a new groundwater to surface water interface test that was not in effect when the permit was issued. This functional-equivalence analysis known as the "Maui" test is expected to be completed this year and to affirm earlier conclusions.

  The U.S. Army of Corps of Engineers completed a 401a2 hearing related to the federal wetlands (Section 404) permit to determine if the NorthMet Project "will affect" water quality within the reservation boundaries of the Fond du Lac Band. The State of Minnesota concluded during environmental review and permitting that the project does not affect water quality downstream before reaching the reservation, which is 110 river miles downstream. A decision by the Corps is expected this year.

The wetlands and water discharge permits are two of only three permits that remain on hold pending additional process, which is anticipated to be largely addressed this year. The third, regarding the Permit to Mine, is awaiting a court-ordered contested case hearing on the effectiveness of bentonite clay capping for eventual closure of NorthMet's tailings basin.

Mr. Cherry said key objectives for the months ahead include:

  Successful defense of outstanding cases challenging PolyMet permits;
  Continued engineering and optimization of the project; and,
  Continued safe work and compliance of environmental permits.

"NorthMet is a tremendous asset and holds the high-demand critical minerals essential to carbon reduction efforts. Ours will be the first mined from the Duluth Complex to feed a hungry supply chain for the manufacture of clean energy technologies such as wind turbines, solar arrays, battery storage and electric vehicles," Mr. Cherry told shareholders. These technologies require substantial amounts of copper, nickel and cobalt, all of which have increased in value in recent years, he said, adding that the company remains committed and resolved to building out NorthMet in a way that exceeds the required regulations and that delivers the promised jobs and substantial economic benefits.

*  *  *  *

About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to have received permits within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to infrastructure improvements and global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., feeding the supply chain with high-demand, responsibly mined metals crucial to the manufacture of clean energy and clean mobility technologies such as wind and solar generation, battery storage and electric vehicles.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2021, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.